

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2018

Charles O'Dowd
President and Chief Executive Officer
ABCO Energy, Inc.
2100 North Wilmot Avenue
Tucson, AZ 85712

> **Re: ABCO Energy, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed August 31, 2018**
> **File No. 000-55235**

Dear Mr. O'Dowd:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. Please identify the stockholders that have provided written consent and describe the stockholders´ respective relationships to ABCO Energy, Inc. in materially complete detail. In addition, please describe the events that led to your receipt of the written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Pigott (Staff Attorney) at 202-551-3570 or Asia Timmons-Pierce (Special Counsel) at 202-551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction